UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	November 2005
Commission File Number:	000-49917
Attachments:

Certification of Interim Filings - CEO
Certification of Interim Filings - CFO
Unaudited Financial Statements for the period ended September 30, 2005
MD&A for the period ended September 30, 2005
Amended MD&A for the period ended June 30, 2005
News Release dated November 15, 2005

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ¨	No x

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

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Form 52-109F2 - Certification of Interim Filings
(revised September 19, 2005)

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

November 30, 2005

“Brian Fairbank”
Brian Fairbank
CEO

Form 52-109F2 - Certification of Interim Filings
(revised September 19, 2005)

I, Don Smith, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

November 30, 2005

“Don Smith”
Don Smith
CFO

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Sept 30, 2005	June30, 2005

ASSETS

Current
Cash	$ 3,567,126	$ 1,964,047
Amounts receivable	106,544	75,686
Marketable securities	225,722	91,610
Prepaid expenses	68,681	80,135
	3,968,073	2,211,478

Equipment(Note4)	17,187	15,229

Long-term investments	-	87,000

Resource Property Interests (Note 3)	4,538,019	4,323,758
	$ 8,523,279	$ 6,637,465

LIABILITIES

Current
Accounts payable and advances	$ 542,302	$ 310,436

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	13,154,046	11,267,579

Contributed Surplus (Note 6)	485,971	594,477

Deficit	(5,659,040)	(5,535,027)
	7,980,977	6,327,029
	$ 8,523,279	$ 6,637,465
Commitments (Note 10)
Related party transactions (Note 8)

Approved by the Directors:

“Brian D. Fairbank”	“Domenic Falcone”

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	For the Three Month Period Ended September 30,

	2005	2004

Expenses
Administration	$ 16,527	15,218
Amortization	937	671
Audit	15,900	-
Consulting	20,245	11,820
Conventions and publishing	15,542	35,527
Foreign exchange	10,310	(15,146)
Insurance	12,500	-
Investor relations and shareholder information	29,413	33,647
News dissemination	4,886	10,575
Legal	7,207	21,090
Office and sundry	7,840	3,457
Rent and telephone	10,768	5,894
Stock-based compensation	2,806	23,737
Transfer agent and regulatory fees	8,134	11,682
Travel and business development	21,528	14,232

Loss Before The Following	184,543	172,404

Interest Income	(13,419)	(4,159)
Unrealized Gain On Investments	(47,111)	-

Loss For The Period	124,013	168,245

Deficit, Beginning Of Period	5,535,027	4,226,794

Deficit, End Of Period	$ 5,659,040	$ 4,395,039

Loss Per Share, Basic and diluted	$ 0.004	$ 0.01

Weighted Average Number Of Shares Outstanding	31,494,744	23,262,462

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Month Period Ended September 30,

	2005	2004

Cash Flows From Operating Activities
Loss for the period	$ (124,013)	(168,245)
Items not involving cash flows:
Stock-based compensation	2,806	23,737
Amortization	937	671
Unrealized gain on marketable securities	(47,111)	-
Adjustments to reconcile net income (loss) to net cash used in operating activities
(Increase) decrease in amounts receivable	(30,858)	314,147
Increase in prepaid expenses	11,454	3,777
Increase in accounts payable	231,866	179,458
	45,081	353,545
Cash Flows From Investing Activities
Resource property costs	(214,261)	(574,169)
Acquisition of capital assets	(2,895)	-
	(217,156)	(574,169)
Cash Flows From Financing Activities
Shares issued for cash	1,775,155	877,131
	1,775,155	877,131

Increase In Cash	1,603,080	656,507

Cash, Beginning Of Period	1,964,047	984,429

Cash, End of Period	$ 3,567,126	1,640,936

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

1.  NATURE OF OPERATIONS AND GOING CONCERN

The accompanying consolidated financial statements for the interim periods ended September 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other mailers, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s consolidated audited financial statements for the year ended June 30, 2005.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2005, the Company has a working capital of $3,425,771, and has incurred losses totalling $5,659,040.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.  SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada.  All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of- interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

c) Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource property costs and the balance, if any, is taken into income.

d) Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e) Equipment and amortization

Equipment is recorded at cost and is depreciated over its useful life by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is determined by management based on estimates of undiscounted future cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are recorded in the reporting period in which determination of impairment is made by management.

f) Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 — “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

g) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h) Basic and Diluted Loss Per Share

The Company uses the treasury stock method for computing diluted loss per share. This method assumes that any proceeds attained upon exercise of options or warrants, would be used to purchase common shares at the average market price during the period. The effects of applying the treasury stock method to the Company’s loss per share is anti-dilutive. Therefore, basic and diluted losses per share are equal for the periods presented.

i) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The Company has not recognized any future benefit amount as the criteria for recognition has not been met.

j) Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

3.  RESOURCE PROPERTY INTERESTS

The acquisition and exploration costs of the Company’s properties are as follows:

	September 30,
	2005	2004

Blue Mountain Geothermal Project — Nevada, USA	$ 4,364,736	$ 3,052,808
Pumpernickel Valley Geothermal Project — Nevada, USA	15,216	44,806
Black Warrior Peak Project — Nevada, USA	75,974	17,317
Crump Geyser Project — Oregon, USA	82,093	-

	$ 4,538,019	$ 3,114,391

a) Blue Mountain Geothermal Project, Nevada

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia, Canada) owns 100% of the issued capital of Nevada Geothermal Power Company (“NGPC”) (formerly Noramex Corp.) (incorporated in Nevada). NGPC holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the twelve square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The following costs have been incurred on the project:

	September 30,
	2005	2004

Deferred exploration
Property leases, permits and regulatory	$ 4,683	$ 1,736
Geological and geophysical	63,110	169,481
Drilling	-	366,792
Feasibility study	60,075	-
Road maintenance	-	7,909
Camp supplies	9,384	45,939
U.S. Department of Energy grant	-	(44,175)
Costs incurred during the period	137,252	547,682

Balance, beginning of period	4,227,484	2,505,126

Balance, end of period	$ 4,364,736	$ 3,052,808

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

3.  RESOURCE PROPERTY INTERESTS (Continued)

b) Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north- central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional four sections of federal land for total leasehold of nine square miles (5,671 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

•  3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

•  5% of the gross proceeds from the sale of any substances in an arm’s length transaction;

•  2% of the gross proceeds from the sale of or manufacture there-from of bi-products; and

•  10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as a vegetable drying/processing facility).

•  Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five- year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex’s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1 ,335,000 or US$1,037,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

3.  RESOURCE PROPERTY INTERESTS (Continued)

b) Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

	September 30,
	2005	2004

Deferred exploration
Assaying	$ 386	$ -
Camp and field supplies	44,691	-
Drilling	282,895	-
Geological and geophysical	121,733	9,170
Reports and maps	26,890	-
Road construction	3,857	-
U.S. Department of Energy grant (recovery)	(360,420)	-
Inovision Solutions funding and option (recovery)	(119,975)	-

Costs incurred during the period	57	9,170

Balance, beginning of period	15,159	35,636

Balance, end of period	$ 15,216	44,806

c) Black Warrior Peak, Nevada,

In fiscal 2005, the Company acquired eight square miles of private land and two sections of federal geothermal lease for a total land area of ten square miles (26 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	September 30,
	2005	2004

Acquisition
Lease payments	$ 12,563	$ 12, 411

Deferred exploration
Camp costs and field supplies	885	30
Geological and geophysical	2,517	4,876

Costs incurred during the period	15,965	4,906
Balance, beginning of period	60,009	-

Balance, end of period	$ 75,975	$ 17,317

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

3.  RESOURCE PROPERTY COSTS (Continued)

d) Crump Geyser, Oregon

On August 1, 2005 the Company leased eleven square miles of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

	September 30,
	2005	2004

Acquisition
Lease payments	$ 17,315	$ -

Deferred exploration
Assaying	-	-
Camp costs and field supplies	2,121	-
Geological and geophysical	41,551	-

Costs incurred during the period	60,987	-
Balance, beginning of period	21,106	-

Balance, end of period	$ 82,093	$ -

4.  EQUIPMENT

	Sept 30, 2005	June 30, 2005
	(unaudited)	(audited)

Computer equipment	$23,861	$ 23,861
Office equipment	19,538	16,643
	43,399	40,504
Accumulated depreciation	26,212	25,275

Net book value	$ 17,187	$ 15,229

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

5.  SHARE CAPITAL

a) Authorized:

100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

b) Common Shares Issued

	SHARES	AMOUNT

Balance, June 30, 2004	22,189,084	$ 7,474,528

For cash
Private placements, net of financing costs	5,000,000	2,718,900
Options exercised	437,000	136,950
Warrants exercised Rounding adjustment	1,776,988	845,342
Rounding adjustment	2	-
Options exercised — stock option valuation	-	91,859

Balance, June 30, 2005	29,403,074	11,267,579

For cash
Options exercised	533,000	180,940
Warrants exercised	3,188,430	1,594,215
Options exercised —stock option valuation	-	111,312

Balance, September 30, 2005	33,124,504	$ 13,154,046

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $244,046. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $62,054. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the period ended September 30, 2005, the Company issued 533,000 shares from the exercise of stock options at various prices, and issued 3,188,430 shares from the exercise of warrants at a price of $0.50 per warrant.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

5.  SHARE CAPITAL (continued)

c) Stock Options

As at September 30, 2005, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT SEPTEMBER 20, 2005	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT SEPTEMBER 30, 2005

$0.28	693,000	2.86	$0.28	693,000
0.35	180,000	3.41	0.35	180,000
0.50	95,000	3.72	0.50	95,000
0.54	397,000	4.01	0.54	397,000
0.55	100,000	0.49	0.55	50,000
0.65	280,000	1.47	.065	280,000
	1,745,000	2.87	$0.43	1,695,000

A summary of the changes in stock options for the periods ending June 30, 2005 and September 30, 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	1,835,000	$0.30

Granted	880,000	0.58
Exercised	(437,000)	0.31

Balance, June 30, 2005	2,278,000	0.41

Exercised	(533,000)	0.34

Balance September 30, 2005	1,745,000	$0.43

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

5.  SHARE CAPITAL (continued)

c) Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	5,091,208	$ 0.46

Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36

Balance, June 30, 2005	8,188,430	0.77

Exercised	(3,188,430)	0.50

Balance, September 30, 2005	5,000,000	$ 0.94

Share purchase warrants outstanding at September 30, 2005:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
1,500,000	$ 0.80	September 23, 2006
3,500,000	1.00	March 22, 2007

5,000,000	$ 0.94

e) Escrow Shares

As at September 30, 2005, there are 1,998,900 shares held in escrow which are to be released over a three year period ending July 23, 2006.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

6.  CONTRIBUTED SURPLUS

	September 30,
	2005	2004

Balance, beginning of period	$ 594,477	$ 351,272

Compensation options granted	2,806	23,737
Stock options exercised	(111,312)	-

Balance, end of period	$ 485,971	$ 375,009

7.  FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, GST recoverable, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8.  RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with directors, companies controlled by directors or companies with directors in common were as follows:

	September 30,
	2005	2004

Fees for administrative and professional services	$ 21,128	$ 40,598
Fees for geological services	134,548	183,527
Amounts included in accounts payable	120,467	187,465

	$ 276,143	$411,590

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(unaudited)

9.  INCOME TAXES

The Company has non-capital losses available for income tax purposes totaling approximately CDN$3,000,000 and US$1,896,000, which may be carried forward to reduce future year’s taxable income. The criteria for recognizing these potential future tax benefits as an asset have not been met.

Losses for Canadian tax purposes expire as follows:

2006	$215,000
2007	238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,005,000
2016	155,000
$3,000,000

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025		325,000
2026		1,153,000
2027 and thereafter		378,000
	US$	1,896,000

10.  COMMITMENTS

a)  On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

b)  On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

c)  The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter are as follows:

2006	$193,736
2007	229,176
2008	309,514
2009	448,524
2010	489,362
2011 and thereafter	2,128,594
Total payments	$3,798,906

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

Effective Date

This Management Discussion and Analysis (“MDA”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the three month period (quarter) ended September 30, 2005 and incorporates certain information from the prior three fiscal years. In order to better understand the MDA, it should be read in conjunction with the Company’s unaudited financial statements and related notes for the three month period ended September 30, 2005 and the Company’s most recent audited financial statements and related notes for the year ended June 30, 2005. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 28, 2005.

Forward Looking Statements

This MDA may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “potential” and similar expressions. These statements reflect the Company’s current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. The Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demand for power. The Company holds leases on four projects: Blue Mountain, Pumpernickel and Black Warrior Peak all located in Nevada and Crump Geyser located in Oregon. The Company is embarking on a production plan to develop an initial 30 megawatt geothermal power plant at Blue Mountain.

Overall Performance

The Company’s immediate strategy is the continued exploration and subsequent development of its geothermal prospects at Blue Mountain and Pumpernickel in Nevada and Crump Geyser in Oregon. In this regard, the Company has made significant progress towards its stated goals. During this quarter the Company focused upon drill permitting at Blue Mountain, thermal gradient drilling at Pumpernickel and obtaining private lease agreements for land surrounding Crump Geyser.

Exploration Properties

As at September 30, 2005, the Company’s exploration properties were comprised of:

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 31 km2 (12 mi2) from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Company (NLRC).

Previous thermal gradient drilling in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly outward to cover 10 km2 (4 mi2). The size of the zone is still open to further expansion.

During this quarter seven permits for the production size test wells and three permits for thermal gradient/observation wells were filed at the federal level with the Bureau of Land Management BLM). There were 8 permits for the production size test wells as well as the 3 permits for the thermal gradient hole filed with the state, Division of Minerals (DOM). As one of the production size wells is on private land a permit does not need to be filed with the BLM. The applications were approved on their technical merit subject to a further environmental assessment (EA) being performed. Environmental Management Associates out of Brea, CA was retained to conduct the EA which will then be reviewed by the BLM Winnemucca Field Office. Management expects that the EA review will be completed by the end of January 2006.

In this first quarter, permits were filed with the State Engineer to obtain water rights for the geothermal power plant.

A detailed ground magnetic survey was undertaken in August, 2005. It supports and verifies the older airborne magnetic survey performed by Aerodat Ltd in 1988. This ground survey extends and better delineates the subsurface structures outside the Main Zone, especially in the valley. It also defines a line of strong magnetic highs to the west of the Main Zone. The magnetic highs will be tested during future drilling.

In the last quarter of fiscal 2005, the Company had submitted a bid, based on a 30MW plant, in response to a Request for Proposal issued on May 4, 2005 by Sierra Pacific and Nevada Power. In September, 2005 the Company received news that Sierra Pacific and Nevada Power had placed the Company on their Tier 1 list in consideration for future negotiations of a power contract.

Based on the “Preliminary Assessment of the Geothermal Project at Blue Mountain” by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Black Mountain Technology, the Company plans to initially drill three, 13-inch-diameter production sized test wells. These large diameter test wells will provide definitive production rates and drawdown data for the shallow geothermal reservoir. If these wells prove to be successful with respect to economic production rates and drawdown data, they could be later used as production wells.

2) Pumpernickel Geothermal Project — Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering 13 km2 (5 mi2) of geothermal land located in north-central Nevada approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional four sections of federal land for a total leasehold of 23 km2 (9 mi2).

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

The results of the 3D-ESCAN resistivity survey jointly funded by Noramex and the DOE were received in July, 2005. Based on the resistivity results, additional drill targets were permitted. WDC Exploration & Wells was awarded the contract to drill 4 thermal gradient holes commencing in August, 2005. Originally the holes were targeted to a depth of 250 m (820 if). However, due to the increased depth of overburden indicated by the resistivity survey the bore holes were deepened from 300 to 500 meters (1000 to 1640 feet).

Thermal gradient hole PVTG-1 had a measured temperature of 47°C (116°F) at 300 m (1000 ft). PVTG-2 was 34°C (94°F) at 300m (1000 ft). PVTG-3 obtained 81°C (178°F) at 488 m (1600 ft). PVTG-4 measured 46°C (114°F) at 360 m (1180 ft). PVTG-1, 2 and 4 were lined with 2 inch steel pipe and filled with water. As the holes continue to equilibrate, further temperature measurements will be obtained. PVTG-3 was drilled to 488m (1600 ft) and lined with 4 ½ inch steel casing cemented back to surface. Potentially this could allow PVTG-3 to be re-entered and cored up to 1800 m (~6000 ft) to target the geothermal reservoir at greater depths.

The Company’s joint venture partner, Inovision Solutions Inc. (ISI), will cover the Company’s 20% cost share obligation of US$148,000. The DOE has funded the remaining 80% of the costs. The Company will manage the DOE sponsored work.

3) Black Warrior Peak Project - Nevada

The Company continued with field investigations at the Black Warrior project during the quarter. NGP has 21 km2 (8 mi2) of private land and has applied for 2 sections of federal geothermal land for a total land area of 26 km2 (10 mi2) south and east of Black Warrior Peak, Washoe and Churchill Counties, Nevada. The leases on private land are subject to a 3.5-per-cent royalty on gross revenue from electricity sales however, the Company can purchase the royalty for $1- million (U.S.). Leases include surface and water rights.

GeothermEx Inc. has been retained to write a 43-101 compliant report based on the results to date on the property.

4) Crump Geyser Project — Oregon

The Crump Geyser project is located in Warner Valley, Lake County, 48 km (30 mi) east of Lakeview, Oregon and 282 km (175 mi) north of Winnemucca, Nevada. In August 2005, NGP acquired leases totaling 2916 hectares (7205 acres) of private land. The leases allow free access on the surface for exploration and development. The property is readily accessible by a paved highway which runs through the property.

This property is composed of two geothermal zones. The Crump Geyser and main hot springs are part of the southern geothermal zone and occur over a 6 km (4 mi) interval at the base of a prominent range front fault scarp along the western edge of Warner Valley. The northern geothermal zone comprises an area of about 1050 hectares (2600 acres) and covers extensive hot springs also occurring along prominent segmented extensional faults.

At Crump Geyser, a 512 meter (1680 foot) deep well drilled in 1959 by Magma Power company spontaneously erupted a few days aifer it was abandoned. The well flowed 30 litres/second (500 gallons/minute) of boiling water spouting 60 meters (200 feet) into the air continuously for 6 months. It then reverted to a spectacular geyser erupting at regular intervals. In the 1960’s the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

During the quarter, the Company compiled all of the known geological, geophysical, geochemical, and drilling data. Based on this data the Company is planning to conduct a ground magnetometer survey in November 2005. In the third quarter of fiscal 2006, a detailed resistivity survey is planned to help map subsurface structures and to aid in planning potential drill hole locations. GeothermEx Inc. has been retained to write a 43-101 compliant report based on the results to date on the property.

Financial Summary

For the three months ended September 30, 2005 the Company incurred a loss of $124,000 or $0004 per share. This compares to a loss for the three months ended September 30, 2004 of

$168,000 or $0.01 per share. The reason for the improved results is two fold. Interest income was higher in this quarter as the result of the short term investment of higher cash reserves. Additionally, the company recorded an unrealized gain on marketable securities as the result of writing up to current market value a previously written down investment.

Administrative expenses have increased by $12,000 over the previous period. There were many reasons for this difference. The differential in audit fees in the quarter to quarter comparison is a timing difference. In the previous quarter the fees were billed later in the fiscal year. Consulting fees have risen as a direct result of the Company commencing to pay certain directors for their corporate governance obligations. Further, the Company engaged the services of a consultant to provide advice on shareholder and financing matters. Convention and publishing expenses have declined as certain advertising initiatives, undertaken in the first quarter of 2004, were not renewed in the similar quarter of 2005. A foreign exchange loss was incurred as the Canadian dollar strengthened in this quarter when compared to its US counterpart. The Company placed liability insurance for the first time and recorded an expense as the result of this. In the first quarter of fiscal 2004, the Company undertook a private placement. There was no similar financing in the corresponding quarter of 2005. As a consequence legal costs were higher in the first quarter of 2004 than in the first quarter of 2005. Stock based compensation expenses were higher in 2004 as more common stock options vested to consultants than in 2005. Finally travel and business development expenses increased in 2005 as the result of the Company undertaking a European financing strategy.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

Selected Annual Information

The following selected financial information was obtained from the audited consolidated annual financial statements of the company for 2005, 2004 and 2003. These financial statements were audited by Morgan and Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive. Therefore, basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2005	2004	2003

a) Total Revenues	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items	$ (1,308,000)	$ (793,000)	$ (491,000)
c) Basic and diluted loss per share	$ (0.05)	$ (0.05)	$ (0.05)
d) Net (loss) for the year	$ (1,308,000)	$ (793,000)	$ (491,000)
e) Basic and diluted loss per share	$ (0.05)	$ (0.05)	$ (0.05)
f) Total assets	$ 6,637,000	$ 4,004,000	$ 542,000
g) Total long-term financial liabilities	Nil	Nil	Nil
h) Cash dividends per share for each class of share	Nil	Nil	Nil

Summary of Quarterly Results

Period	Revenues	Loss	Loss per share
			(Basic and fully diluted)
	(Unaudited)	(Unaudited)	(Unaudited)

1st Quarter2006	Nil	$124,000	$0.004
4th Quarter 2005	Nil	$607,000	$0.02
3rd Quarter 2005	Nil	$345,000	$0.01
2nd Quarter2005	Nil	$188,000	$0.01
1st Quarter 2005	Nil	$168,000	$0.01
4th Quarter 2004	Nil	$373,000	$0.02
3rd Quarter 2004	Nil	$173,000	$0.01
2nd Quarter 2004	Nil	$107,600	$0.01

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

Transactions with Related Party

During the quarter ended September 30, 2005 the Company incurred $21,000 (2004 - $41,000) for administration and professional services and $135,000 (2004 - $184,000) in geological consulting fees to directors, companies controlled by directors or companies with directors in common. Included in the accounts payable and advances at the quarter end are amounts due to related parties of $120,000 (2004 - $187,000).

Off-Balance Sheet Arrangements

As at September 30, 2005 and up to the effective date of this report the Company had no off balance sheet arrangements.

Actual and Proposed Transactions

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board.  The only actual transactions are the previously mentioned acquisitions of leases at Crump Geyser. As of the date of this report there were no pending transactions.

Changes in Accounting Policies including Initial Adoption

During the first quarter of fiscal 2006, and subsequent up to the date of this report the Company has not instituted any change in its accounting policies.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, marketable securities and accounts payable and advances. The fair value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The company is not exposed to significant credit or interest rate risk.

Investor Relations

On March 29, 2005 the Company engaged The Equicom Group Inc. (“Equicom”) to provide strategic investor relations and financial communications services. Equicom provides targeted communications services to Canadian public companies across a diverse range of industries. The Company is paying Equicom a monthly retainer fee of $4,500 and is granting 100,000 options over a period of one year (subject to regulatory and Board approval) for professional services. The initial contract term is 12 months. Subsequent to the quarter end, the Company cancelled this contract. The Company also retains Shelley Kirk for investor relations services on an hourly basis.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

Capital Resources and Liquidity

The Company does not have operations that generate cash flow. At September 30, 2005, the Company had $3,567,000 in cash and equivalents on hand. At September 30, 2005, the Company had working capital of $3,426,000. Cash on hand will be used to advance all of the geothermal properties, to fund general office and administrative costs, and to acquire new geothermal properties. Management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and required resource property commitments for the current fiscal year. The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

Risks and Uncertainties

By its very nature, geothermal exploration involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the exploration and development of geothermal concessions.

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments, technological and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry on operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop them into profitable production.

The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. Management is not aware of any impediment to its ownership to these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

Other Information

The Company’s web site address is www.nevadapeothermaI.com. Other information relating to the Company can be found on SEDAR at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the First Quarter Ended September 30, 2005	Form 51-102F1

Disclaimer

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not conform to the requirements of NI 43-101, it may not have been verified by the Company’s qualified person, and therefore it should not be relied upon.

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

Management Discussion and Analysis

The following management discussion and analysis is prepared as at September 13, 2005 and should be read in conjunction with the audited financial statements for the year ended June 30, 2005. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is in Canadian dollars.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada where additional electrical generation capacity is needed to meet existing and future demand for power. The Company holds leases on three projects, Blue Mountain, Pumpernickel and Black Warrior Peak. The Company is planning to develop an initial 30 megawatt geothermal power plant at Blue Mountain with the potential of having additional power capacity.

Exploration Properties

As at June 30, 2005, the Company’s exploration properties are comprised of:

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC).

In September 2004, the Company completed a temperature gradient drilling program where eight widely-spaced holes to depths up to 1020 feet were drilled using air rotary drilling techniques. The eight temperature gradient holes drilled nearly doubled the known aerioal extent of the shallow temperature anomaly outward to cover 10 square kilometres. The size of the zone is still open to further expansion.

In November 2004, the Company completed the DB-2 injection well tests, five months after the last drilling operations, including new temperature and pressure logs, a flow test and a water injection test. New “equilibrated” temperatures were between 150-160 °C in the well interval between 200-585 metres depth. The 385-metre thick zone, immediately below cemented surface casing, had heated up to an average of 157 °C due either to cross flow in the hole or thermal recovery of the entire zone.

The injection results, in conjunction with the temperature results, are interpreted to indicate a shallow, 150-165 °C geothermal zone at 200-585 metres depth fed from by deeper and probably higher temperature resource. Testing of DB-2 was under the direction of Susan Petty, an experienced independent geothermal reservoir engineer with over 25 years of geothermal well testing experience. According to the interpretation by Susan Petty, highly permeable zones were initially cooled by the invasion of circulation fluid during drilling operations and subsequently, temperatures have recovered to reflect the temperature of the geothermal fluids migrating within the zones.

Water analysis results and an interpretive report received from Thermochem Laboratory &

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

Consulting Services of Santa Rosa, California, a company specialized in geothermal geochemistry for over 20 years and is the leading geothermal laboratory in North America, show waters from DB-2, DB-1, TG-9 and TG-1 4a have very similar chemistry and appear to represent a single parent water altered to a small degree by dilution with fresh ground water. Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature are in close agreement and suggest a deep reservoir with temperatures of 200-240 °C.

In January 2005, the Company received an independent preliminary assessment of the geothermal project at Blue Mountain by GeothermEx, Inc. of Richmond California following the 2004 exploration program which included the successful discharge and injection testing of Deep Blue No.2 (DB-2) as well as an eight-hole temperature gradient drilling program.

The following description is quoted from the Executive Summary of the GeothermEx Report:

“The potential megawatt (MW) capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW. This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometres (2 to 3 square miles), a reservoir thickness of 350 tol ,500 m, an average reservoir temperature in the range of 145 to 220 °C

“A discounted cash flow analysis based on a 30-MW development with a 20-year project life shows an after-tax net present value (NPV) of US$35 million and an after-tax internal rate of return (IRR) of 21%. This is based on an electricity price of 6.5 s/kWh. A production tax credit of 1.8 5/¢Wh treated as a simple adder to the electricity price during the first 5 years of operation for the same 30-MW development scenario yields an after-tax NPV of US$50.3 million and an after- tax IRR of 35%.”

Based on the “Preliminary Assessment of the Geothermal Project at Blue Mountain” by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Susan Petty, the Company plans to drill three, 13-inch-diameter production test wells. Well sites have already been located in the field and permitting studies are underway. Large diameter test holes will provide definitive production rate and drawdown data for the shallow geothermal reservoir. Successful test wells can be later used as production wells.

In May 2005, the Company started deepening the Deep Blue 2 (“DB2”) well by an additional 700 metres (2,300 feet). Deepening of DB2 will allow the Company to investigate if a potential hotter production zone exists, whereby a more efficient and cost effective dual-flash technology power plant then may be used. The extension of DB2 provided new data on the geometry of important permeable fault structures and the thermal system. Permitting for the first three of thirteen production wells were filed with the state of Nevada and an initial transmission line study was underway with Sierra Pacific Power Company Regional Planning.

In June 2005, the Company submitted a power bid based on a 30MW plant to Sierra Pacific and Nevada Power in response to a Request for Proposal issued on May 4, 2005.

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

2) Pumpernickel Geothermal Project — Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

On October 14, the Company announced that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex’s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1 335,000 or US$1,037,000. The Company started the E-Scan survey in May, results reported in July provided images of a potential underground geothermal reservoir. A drilling program commenced in August 2005.

3) Black Warrior Peak Project - Nevada

The Company continued with field investigations at the Black Warrior project during the quarter where we acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in 10 wide-spaced drill holes by Phillips Petroleum in the early 1980s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres, with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 metres (3,000 feet) of surface.

Further information will be released as results are available.

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

Results of Operations

As at June 30, 2005, the Company has a net working capital of $1,901,042. The funds will be used to deepen the Deep Blue 2 (DB2) well by an additional 700 metres (2,300 feet) and maintain an aggressive market awareness program. The current net working capital is expected to carry the Company into the third quarter of 2005.

The Company incurred a net loss of $1,308,233 or $0.05 per share for the year ended June 30, 2005. This compares with a loss of $792,846 or $0.05 per share for the year ended June 30, 2004.

Among the more significant expenses, investor relations/shareholder information costs increased by $462,731 to $577,448 (2004 - $114,717). Investor relations and shareholder information costs were higher than the comparable period due to: Coal Harbour Communication and Equicom investor relations fees, website design, advertising in the Bull & Bear newspaper, San Francisco, Toronto, Vancouver and New Orleans Gold Shows booth costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States. The expenditures are broken down as follows: conventions, website and publishing $99,748; information distribution $349,146; and investor relation services $128,554.

The increase of $39,053 to $119,729 (2004 -$80,676) for consulting costs are directly attributed to the preparation of the Geothermex report, further review of the report by outside consultants, and corporate governance implementation. The Geothermex report stated: “The potential megawatt (MW) capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW. This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometres (2 to 3 square miles), a reservoir thickness of 350 to 1,500 m, an average reservoir temperature in the range of 145 to 220 °C”

Legal fees and regulatory & transfer agent costs increased $21,556 to $67,708 (2004 -$46,152) and $13,973 to $46,292 (2004 -$32,319) respectively, due to the costs associated with the two financings completed during the period and the exercise of warrants. The Company issued a total of 5,000,000 units for net proceeds of $2,718,900; 1,776,988 common shares were issued from the exercise of warrants for proceeds of $845,342; and 437,000 common shares were issued from the exercise of stock options for proceeds of $136,950. Warrants outstanding at the end of the period stand at 8,188,430 while there are 2,278,000 employee/management stocks options outstanding of which 2,203,000 are vested.

Travel and business development costs increased $28,945 to $61 685 (2004 — 32,740) for expenses relating to business travel and accommodations, to various locations in regards to the financings and corporate presentations. Office costs such as administration fees, office & sundry, rent & telephone increased as personnel and office space increased with a larger operation.

The Company had an unrealized loss on market securities of $106,599 (2004— nil) due to the write down of marketable securities received from the sale of Blue Desert Mining (US), Inc. which held the Gobi/Mojave/Portal properties in Alaska. Upon the sale of Blue Desert Mining (US) Inc., the Company recorded a gain on sale of the subsidiary of $159,695 (2004— nil), as the value of the shares received from Running Fox Resources Corp. were greater the recorded property costs of the Alaska properties.

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

Direct resource property expenditures for the year were $2,441,062 (2004 — $1,364,98S) not including US Department of Energy grants and joint-venture interest; including the grants and joint-venture interest, resource property expenditures were $1,782,993 (2004 - $1,398,957) (Blue Mountain - $1,722,358; Black Warrior Peak - $60,009; Pumpernickel - $(20,477), and other $21,106) for the year.

Selected Annual Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted principals and has been extracted from the Company’s audited annual consolidated financial statements. All numbers are expressed in Canadian dollars.

For the year ended June 30	2005	2004	2003
Financial results

Net loss	1,308,233	792,846	490,602
Loss per share	$0.05	$0.05	$0.05

Financial Position

Working capital	1,901,042	945,921	(120,279)
Total assets	6,637,465	4,003,772	541,664
Shareholders’ equity	6,327,029	3,599,006	388,247
Number of common shares outstanding	29,403,074	22,189,084	10,273,224

Summary of Quarterly Results

For the quarter ended	Jun 05 $	Mar05 $	Dec04 $	Sep 04 $	Jun 04 $	Mar 04 $	Dec 03 $	Sep 03 $
Net Loss	606,684	345,410	187,894	168,245	373,490	173,007	106,735	139,614
Net Loss per share	0.02	0.01	0.01	0.01	0.02	0.01	0.01	0.01

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

Related Party Transactions

During the year ended June 30, 2005 the Company incurred $113,540 (2004 -$98,484) for administration and professional services and $651 ,1 11(2004 - $389,644) in geological consulting fees to directors, companies controlled by directors or companies with directors in common. Included in the accounts payables at year end to related parties is $160,401 (2004 -$237,698).

Investor Relations

On March 29, 2005 the Company engaged The Equicom Group Inc. (“Equicom”) to provide strategic investor relations and financial communications services. Equicom provides targeted communications services to Canadian public companies across a diverse range of industries. The Company will pay Equicom a monthly retainer fee of $4,500 and will grant 100,000 options over a period of one year (subject to regulatory and Board approval) for professional services. The initial contract term is 12 months. The Company also retains Shelley Kirk as investor relations on a part-time basis.

Liquidity

The Company does not have operations that generate cash flow. At June 30, 2005, the Company has $1,964,047 (2004- $984,429) in cash on hand. At June 30, 2005, the Company had a working capital of $1,901,042 (2004— $945,921). The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. Cash on hand will be used to advance all of the geothermal properties, to fund general office and administrative costs, and acquisition of new geothermal properties.

Subsequent Events

Subsequent to June 30, 2005, the Company:

1)  Issued 258,000 common shares at prices from $0.10 - $0.54 from the exercise of incentive stock options.

2)  Issued 753,145 common shares at a price of $0.50 per share upon the exercise of share purchase warrants.

Cautionary Note

This MD&A may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. We have tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “potential” and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such

NEVADA GEOTHERMAL POWER INC. Report For the Year Ended June 30, 2005	Form 51-102F1

forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this MD&A including such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Nevada Geothermal Power disclaims any intentions or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nevada Geothermal Power Inc.

Completes Phase I Drill Program at  Pumpernickel Geothermal Project

VANCOUVER, B.C. (November 15, 2005) – Nevada Geothermal Power Inc. (“NGP”) (TSX-V: NGP, OTC-BB: NGLPF), today reported that four thermal gradient wells have been completed at

Pumpernickel geothermal power project in Nevada.

Two wells were drilled to ~305 metres (1000 feet), one well to ~360 metres (1180 feet) and well PVTG-3, the deepest test, was drilled to ~488 metres (1600 feet) and lined with (4 ½”) steel casing. This procedure allows for well PVTG-3 to be re-entered and deepened. Phase II program starting in early 2006, will include a deep well intended to drill into the Pumpernickel resource.

Temperatures in wells continue to be measured with wellbore PVTG-3 providing the highest at 81°C (178°F). Drill cuttings were sent to the Nevada Bureau of Mines and the water samples have been sent to Thermochem Labs for analysis. All the results are currently being collected and compiled with a summary report expected within weeks.

The drill program completes the first phase of a two-phase exploration program recommended by T. Sadlier-Brown, independent project consultant, in order to establish the presence of a commercially viable geothermal resource.  David Blackwell, geothermal heat flow expert and the world’s foremost expert on temperature gradient analysis, has identified the Pumpernickel site as one of the top geothermal prospects in Nevada.

 (Ref: http://www.smu.edu/geothermal/publications/GRC_Forgottenones.htm).

The Phase I budget was approximately US$926,000 which included direct exploration expenditures of US$740,000 of which 80% is to be funded by the U.S. Department of Energy under terms of a cost sharing agreement and the balance from Inovison Solutions.

Inovision Solutions Inc., a TSX-V (IVS)  listed company, has an option to earn a 50% joint venture interest by completing C$5,000,000 in project expenditures and by paying C$120,000 in cash and 600,000 shares of IVS to NGP over a five year period. Project engineering is managed by Nevada Geothermal Power Inc.

Previous geothermometry work on Pumpernickel has produced reservoir temperature estimates ranging from 150ºC (302˚F) to 218ºC. (424˚F).  The new drilling corroborates, with earlier studies interpreting that widespread geothermal fluids are being channeled to the surface through range-front faults and suggest that the site is an excellent prospect for discovery of an electricity-grade geothermal resource. Additionally, the site is located in an area of reasonably well-developed infrastructure with no apparent environmental issues.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808   ext. 118

Email: sfkirk@nevadageothermal.com

Dave Feick

The Equicom Group Inc.

Telephone: 416-815-0700   ext. 247

Email: DFeick@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.